May 24, 2021

Via EDGAR Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Jiayin Group Inc. Registration Statement on Form F-3 filed May 7, 2021 File No. 333-255898

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C (“Rule 461”) of the General Rules and Regulations under the Securities Act of 1933, as amended, Jiayin Group Inc. (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-3 (the “Registration Statement”) be accelerated to, and that the Registration Statement become effective at 4:00 p.m., Eastern Time, on May 26, 2021, or as soon thereafter as practicable.

If there is any change in the acceleration request set forth above, the Company will promptly notify you of the change, in which case the Company may be making an oral request of acceleration of the effectiveness of the Registration Statements in accordance with Rule 461. The request may be made by an executive officer of the Company or by any attorney from the Company’s U.S. counsel, Kirkland & Ellis International LLP.

If you have any questions regarding this request, please contact Steve Lin of Kirkland & Ellis International LLP at +86 10-5737-9315.

Very truly yours,

Jiayin Group Inc.

By:	/s/ Dinggui Yan
Name: Dinggui Yan
Title: Director and chief executive officer